

May 23, 2013

Sarah Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

> Re: **Permal Hedge Strategies Fund II**
> **File Nos. 333-188090; 811-22836**

Dear Ms. Cogan:

We have reviewed the registration statement on Form N-2 for Permal Hedge Strategies Fund II (the "Fund"), filed on April 24, 2013 with the Commission under the Securities Act of 1933 (the "33 Act") and the Investment Company Act of 1940 (the "1940 Act"). Based upon Securities Act Release No. 33-6510 and the representations contained in your letter filed April 24, 2013, we conducted a selective review of the registration statement. We have the following comments.

Prospectus Cover Page

1. Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement. Also, on the cover page, please add risk disclosure attendant to investing in hedge funds.

2. The prospectus states that the Fund seeks to produce investment returns that have "lower risk than traditional long-only investments and over time produce above-market returns." Please advise the staff the basis for this statement.

3. Clarify the difference, if any, between "eligible investor" and "qualified purchaser."

4. Page 18 of the prospectus states that the Fund's shares will not be listed on any securities exchange or traded in any other market and are subject to substantial restrictions on transfer. This needs to be prominent and on the cover page. *See* 1.1. j of Form N-2. Please disclose on the cover page that the shares will not be listed which would make the securities illiquid. Please disclose, in bold, substantially the essence of the following

disclosure on the cover page and to the purchase application, immediately above the signature line:

You should not expect to be able to sell your common shares regardless of how we perform. If you are able to sell your common shares, you will likely receive less than your purchase price. We do not intend to list our common shares on any securities exchange during the offering period, and we do not expect a secondary market in the common shares to develop. As a result of the foregoing, an investment in our common shares is not suitable for investors that require liquidity.

Also, given that the Fund's shares will not be listed on an exchange, please ensure that the Subscription Agreement will be filed as an exhibit, and that there is adequate disclosure (preferably, in bullet point form) in the prospectus concerning the illiquidity risks.

5. The cover needs to disclose prominently all of the principal risks to investors of investing in the Fund and in hedge funds. We recommend the risk disclosure be in bold, using a bullet point format. The risks need to include the lack of transparency of hedge fund investments and strategies, that hedge funds need not have independent boards and shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with other affiliates of the hedge fund. The risks should also mention that hedge funds sell shares in private offerings, thus, the amount of information about the hedge funds available to investors is extremely limited, the difficulties of valuing the hedge funds, and the risk of inaccurate valuation. Also disclose that investors should consider an investment to be illiquid.

Prospectus Summary

Investment Objectives/ Investment Strategies

6. The Fund intends to invest in hedge funds organized in any structure through its investment in a master fund. Disclose the risks to the Fund from each type of structure. For example, may the Fund, as a shareholder, be liable for the debts or liabilities of the hedge fund beyond the amount of its investment?

Investment Limitations

7. The prospectus states that the Fund will invest substantially all of its assets in the master fund. The master fund will limit its investment position "in any one Portfolio Fund to less than 5% of the Portfolio Fund's outstanding voting securities, absent an SEC order (or assurances from the SEC

staff)." Please disclose whether the Fund has filed an application with the SEC seeking an exemptive order. Also, please inform the staff how it intends to obtain assurances from the SEC staff.

8. This section states that the Fund investors will indemnify the Portfolio Funds directly and indirectly and in a general manner. Please revise the section to limit the Fund's exposure to liabilities of the Portfolio Funds.

Leverage

9. The prospectus states that the Fund may borrow money from time to time. Please disclose whether the Fund may borrow for purposes other than leverage (*e.g*., due to the inability to sell illiquid assets at their carrying value).

10. Please disclose the total amount of borrowing the Fund may have outstanding.

Selected Risk Considerations

11. Please clarify what is meant by a "relatively illiquid" investment.

Summary of Fund Expenses

12. Briefly define "Dealer" when it is first used in the fee table.

13. Please revise footnote 6 to reflect that the expense limitation agreement will be in place for at least one year from the effective date of this prospectus. If it will not be in effect for one year, please delete the Fee Waiver and/or Expense Reimbursement caption from the fee table and show only the Total Annual Fund Operating Expenses without reflecting any fee waivers and/or reimbursements. In addition please confirm to us that the Fund's Board does not have any current intention to terminate the agreement within the first year. Also, please ensure that the revised agreement is filed as an exhibit.

14. Please disclose the assumption on the amount the Fund expects to borrow in the first year.

Investment Objective

15. Please disclose the circumstances under which the potential losses from an investment in a Portfolio Fund will not be limited to the Fund's investment in the Portfolio Fund and the meaning of "plus any appreciation thereon."

<u>Investment Strategy and Process</u>

16. Please disclose the percentage of foreign investments that the Fund anticipates, given that the Fund intends to invest in the global markets.

<u>Risks</u>

17. Please state that a conflict of interest is created by the advisory fees based on managed assets because the adviser has a financial incentive to utilize leverage and to not de-leverage the Fund when it would be appropriate to do so.

Statement of Additional Information

18. Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Fund's ability to issue senior securities.

19. The Fund's borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted under the 1940 Act.

General Comments

20. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

21. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no change will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel